SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Mod-Pac Corp.
(Name of Issuer)

Common Stock, $0.01 par value
Class B Common Stock, $0.01 par value
(Title of Class of Securities)

607495108
607495207
(CUSIP Number)

Daniel G. Keane
1801 Elmwood Avenue
Buffalo, New York 14207
(716) 873-0640
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 607495108, 607495207	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Daniel G. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 280,321 shares of Common Stock[1] 201,237 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 280,321 shares of Common Stock[1] 201,237 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 280,321 shares of Common Stock[1] 201,237 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4% of the outstanding shares of Common Stock

35.9% of the outstanding shares of Class B Common Stock

26.7% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

13.6% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON IN

 1 Includes 223,400 shares of Common Stock issuable upon exercise of options and 25,000 shares of Common Stock held in a custodial account for the benefit of the Reporting Person’s children for which Daniel G. Keane serves as the sole custodian.

1	NAME OF REPORTING PERSON Daniel G. Keane Descendants Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 406,905 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 406,905 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 406,905 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8% of the outstanding shares of Common Stock

4.9% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

12.3% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON OO

CUSIP No. 607495108, 607495207	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Leslie R. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,997 shares of Common Stock 14,995 shares of Class B Common Stock
	8	SHARED VOTING POWER 406,905 shares of Common Stock[2]
	9	SOLE DISPOSITIVE POWER 16,997 shares of Common Stock 14,995 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 406,905 shares of Common Stock[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 423,902 shares of Common Stock[2] 14,995 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.4% of the outstanding shares of Common Stock

2.7% of the outstanding shares of Class B Common Stock

6.9% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

13.2% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON IN

2 Includes 406,905 shares of Common Stock held in trust by the Daniel G. Keane Descendants Trust.

CUSIP No. 607495108, 607495207	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Kevin T. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 99,189 shares of Common Stock[3] 75,650 shares of Class B Common Stock[4]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,189 shares of Common Stock[3] 75,650 shares of Class B Common Stock[4]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 99,189 shares of Common Stock[3] 75,650 shares of Class B Common Stock[4]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% of the outstanding shares of Common Stock

13.5% of the outstanding shares of Class B Common Stock

10.2% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

5.3% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON IN

3 Includes 64,750 shares of Common Stock issuable upon exercise of options and 29,439 shares of Common Stock owned by, or held in trust for the benefit of, the Reporting Person’s wife.

4 Includes 12,414 shares of Class B Common Stock owned by, or held in trust for the benefit of, the Reporting Person’s wife.

CUSIP No. 607495108, 607495207	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 5 (“Amendment No. 5”) amends the statement on Schedule 13D filed by certain of the Reporting Persons on October 26, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed by certain of the Reporting Persons on October 29, 2012, Amendment No. 2 filed by the Reporting Persons on December 17, 2012, Amendment No. 3 filed by the Reporting Persons on January 17, 2013 and Amendment No. 4 filed by the Reporting Persons on April 16, 2013 (the Original Schedule 13D, as amended, the “Schedule 13D”) relating to the (i) shares of common stock, par value $0.01 per share (the “Common Stock”), of Mod-Pac Corp., a New York corporation (the “Issuer”) and (ii) shares of class B common stock, par value $0.01 per share (the “Class B Common Stock”), of the Issuer. This Amendment No. 5 amends Items 4, 5(a), 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

As disclosed in the Issuer's Proxy Statement filed with the Securities and Exchange Commission on August 22, 2013 (the "Proxy Statement"), four putative class action complaints relating to the Merger have been filed in Supreme Court, Erie County, New York: Guziec v. Gisel (Index No. 001215), Levin v. Keane (Index No. 602431), IBEW Local Union 98 Pension Fund v. ModPac Corp. (Index No. 001526), and Minerva Group LP v. Keane (Index No. 800621) (the "Litigation"), which name certain of the Reporting Persons as defendants. Counsel for the plaintiffs and defendants agreed to consolidate these actions as the cases involve common questions of law and fact. The parties further agreed that the complaint filed by Minerva Group would act as the operative complaint for the consolidated actions.

On September 3, 2013, the parties to the Litigation entered into a Memorandum of Understanding (the "MOU"), providing for the settlement in principle of the claims brought by the plaintiffs in the Litigation. Under the terms of the MOU, it was agreed that the Merger Agreement would be amended as discussed below. While the defendants in the Ligation (which include certain of the Reporting Persons) deny all allegations of wrongdoing, fault, liability or damage to plaintiffs and the putative class, deny that they have or are engaged in any wrongdoing or violation of law or breach of duty, deny that the price per share of $8.40 was unfair in any respect, deny that the Proxy Statement failed to disclose any material information, and believe that they acted properly at all times, they wished to settle the litigation on the terms and conditions stated in the MOU in order to eliminate the burden and expense of further litigation and to put the claims of the plaintiffs in the litigation to rest finally and forever, and to avoid any possible delay in the shareholder vote on the Merger.

The MOU further provides that the plaintiffs in the Litigation, on an individual basis, will, until the termination of the Merger Agreement, at the Special Meeting (or any adjournment or postponement thereof), vote (or cause to be voted) all of their respective shares of Company Stock owned by them at the time thereof (i) in favor of the adoption of the Amended Merger Agreement (as defined below) and the approval of the Merger, (ii) in favor of the adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the Merger and adopt the Merger Agreement and (iii) against any actions, proposals, transactions or agreements that would be reasonably be expected to prevent, impede, interfere with, delay, postpone or adversely affect the consummation of the transactions contemplated by the Amended Merger Agreement, including the Merger. The MOU also provides that, until the termination of the Merger Agreement, each plaintiff in the Litigation, on an individual basis, agrees that neither it nor its affiliates will take any actions with the purpose or effect of avoiding or circumventing the foregoing obligations or which would reasonably be expected to have the effect of preventing, impeding, interfering with or adversely affecting the consummation of the transactions contemplated by the Amended Merger Agreement, including the Merger, or the foregoing obligations.

In connection with the MOU, on September 3, 2013, the Parent, Merger Sub and the Issuer entered into a First Amendment to the Merger Agreement (the "First Amendment", and the Merger Agreement as amended by the First Amendment, the "Amended Merger Agreement"). Pursuant to the First Amendment, the merger consideration was amended from $8.40 per share to $9.25 per share in cash. The First Amendment also amended the shareholder approval requirement previously included in the Merger Agreement. The Amended Merger Agreement provides that the closing of the Merger is subject to (i) an affirmative vote of two-thirds of the aggregate voting power of the issued and outstanding shares of Common Stock and Class B Common Stock, voting as a single class, approving the Merger and adopting the Amended Merger Agreement and (ii) an affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock and Class B Common Stock (other than issued and outstanding shares beneficially owned by the Family Shareholders or any affiliate or associate of the Family Shareholders) approving the Merger and adopting the Amended Merger Agreement.

The First Amendment is filed as Exhibit 18 hereto and incorporated by reference into this Item 4. The foregoing description of the First Amendment does not purport to be complete, and is qualified in its entirety by reference to the full text thereof.

On September 3, 2013, an amendment to the Debt Commitment Letter (the "Amendment to Debt Commitment Letter") was entered into by M&T Bank and Merger Sub. The Amendment to Debt Commitment Letter amended the deadline for the closing of loans to be issued pursuant Debt Commitment Letter to November 15, 2013.

The Amendment to Debt Commitment Letter is filed as Exhibit 19 hereto, and is incorporated by reference into this Item 4. The foregoing description of the Amendment to Debt Commitment Letter does not purport to be complete, and is qualified in its entirety by reference to the full text thereof.

CUSIP No. 607495108, 607495207	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and Class B Common Stock and percentages of the Common Stock and Class B Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Schedule 13D are calculated based upon the 2,755,904 shares of Common Stock and the 560,692 shares of Class B Common Stock outstanding as of August 12, 2013, as represented by the Issuer in its Proxy Statement on Schedule 14A filed on August 22, 2013.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby supplemented as follows:

See the discussion in Item 4 regarding the First Amendment and Amendment to Debt Commitment Letter. Such descriptions of the First Amendment and Amendment to Debt Commitment Letter do not purport to be complete, and are qualified in their entirety by reference to the full text of the First Amendment and Amendment to Debt Commitment Letter, which are filed as Exhibits 18 and 19 respectively, and incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 18: First Amendment to Merger Agreement, dated as of September 3, 2013, by and among Parent, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on September 9, 2013).

Exhibit 19: Amendment to Debt Commitment Letter, dated September 3, 2013, by and between Merger Sub and M&T Bank (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on September 9, 2013).

CUSIP No. 607495108, 607495207	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 9, 2013

/s/ Daniel G. Keane
DANIEL G. KEANE

DANIEL G. KEANE DESCENDANTS TRUST

/s/ Leslie R. Keane
Name: Leslie R. Keane
Title: Trustee

/s/ Leslie R. Keane
LESLIE R. KEANE

/s/ Kevin T. Keane
KEVIN T. KEANE